Exhibit (a)(1)(F)

Script of presentation for informational conference calls with option holders held on February 3 and 4, 2003

        Good afternoon to all of you, and thank you for talking a few minutes of your time to participate in this forum call. My intent today is to clarify for you the purpose and the mechanics of the SAR Exchange Offer for which you should have already received notification and documentation from our Shareholder Relations team. I will begin by providing you with an overview of the exchange offer and information regarding SARs; and will then open the call up to questions.

         The purpose of the exchange offer is twofold:

        First, it is the desire of both your management team and the Board of Directors to replace our substantially valueless options with an equity incentive with a greater potential value.

        As you will recall in August 2002, NuVox completed a re-capitalization of its financial structure, and pursuant to that re-capitalization a 1-for-100 reverse stock split was effected. This reverse stock split applied to shares of common stock and the options to purchase shares of common stock.

        The mechanics of a 1-for-100 reverse stock split work in the following manner: the number of shares is divided by 100; the price is multiplied by 100.

        As an example – if you held 100 options with an exercise price of $.59 pre-recapitalization, you now hold 1 option with an exercise price of $59.00. If you held 1000 options at $4.00 prior to the re-capitalization you now hold 10 with a $400.00 exercise price. As you can see from these examples, the exercise prices attached to the options are significantly higher than the current value of NuVox common stock; and these out of the money options we hold have very little to no chance of providing us with any value.

         And so the exchange offer has been made to alleviate this circumstance.

        NuVox is offering to exchange existing options for SARs (Stock Appreciation Rights) which are granted under the NuVox 2002 Stock Incentive Plan. The exchange is on a one for one basis, one SAR for each option.

        It’s the use of Stock Appreciation Rights (rather than other options) as the security in the exchange, which brings us to the second purpose for this exchange offer.

        Although NuVox is a private company, we have been an SEC reporting company since the merger with TriVergent in 2000 due in fact to the large number of Shareholders and Option holders. We intend by this exchange offer to reduce the number of Option holders below 300, which we believe will enable us to be relieved of this reporting obligation in the future. The Board believes that the savings of time and expense that will result from the relief of this obligation is significant.

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        Let me spend just a few moments discussing SARs. A SAR is not an option, but has some similarities. Like an option, a SAR has a vesting schedule attached to it; and like an option, a SAR is granted by action of the Board of Directors and is intended to provide an equity incentive for employees of the company. At the time of grant a SAR is assigned a per share grant price. The grant price is a calculation of the value of a share of common stock based upon the current valuation of NuVox.

        A SAR, once vested, entitles the holder to receive payment in cash (or in shares of our common stock or other security) upon the occurrence of a liquidity event. A liquidity event being

1 -	a change in control

2 -	an initial IPO

3 -	a dissolution of the company

        A SAR does not require any investment by the employee; as compared to an option, which once vested, must be exercised (purchased) by the employee for any value to be imparted.

        The value of the payment is determined by multiplying the number of vested Stock Appreciation Rights by the increase in the per share value of the common stock. For example, you are granted SARs at $1.14 per share. A liquidity event occurs; 100 of your SARs are vested; the value of the common stock at that time is $5 share. The difference between the $5 valuation and your grant price of $1.14 is $3.86, which when multiplied by 100 (your vested SARs) is $386. That is the amount of the payment you would receive.

        This exchange offer is just that – an offer. It is not mandatory that you participate in this exchange. However, once this offer ends (currently scheduled for February 13), you will have no further opportunity for such an exchange of your out of the money options.

        If you choose not to exchange your options they will remain unchanged and will retain their existing terms and exercise prices.

        Should you decide to participate in the exchange offer, you must exchange all of your outstanding options. You may not exchange just a portion of your options. This exchange offer applies to both vested and non-vested options.

        The SARs you receive in exchange for your options will vest 60 days from date of grant. The vested SARs will remain yours as long as you remain employed by the company. Should your employment terminate prior to a liquidity event due to an involuntary termination, without cause, the vested SARs will remain in effect. However, should you voluntarily terminate your employment with NuVox, these Stock Appreciation Rights will be forfeited.

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        Should you desire to participate in this Exchange Offer please review the documents describing this offer in detail. These documents were emailed to you from Shareholder Relations on January 14th. You also have received a statement of options, outlining your as converted option grants, which was mailed to your home address on the same date.

        Once you have reviewed the Exchange Offer documents, and have made a decision to participate, you need only to complete and sign page 1, titled Letter of Transmittal, using the information on your Statement of Options; and sign the Stock Appreciation Rights Agreement Signature Page as Awardee. You must return these two pages to Shareholder Relations. You may fax them to 636-757-0000, or you may send them by mail or interoffice mail to Shareholder Relations at NuVox, 16090 Swingley Ridge Road, Suite 500, Chesterfield MO 63017. Remember these documents must reach Shareholder Relations by February 13, 2003. You will get an email confirmation that your documents have been received.

        Subsequent to the completion of this Exchange Offer, NuVox will be granting additional SARs to all eligible employees (except for Directors and above who will receive stock options). The process for the granting of SARs will be much the same as the process that was used for the granting of Options. All full time employees, upon completion of 6 months of service, will be eligible for a grant. Grants will be made on a quarterly basis. The amount one is granted will be determined by his/her position in the company. The management team, working with the Compensation Committee of the Board of Directors, has determined grant levels for each job title and the head of your department has had the opportunity to review and approve the grant levels. Grants will vest over a four year period, 1/48th for each month of continuous service. The initial grants that will be made to current employees will take into consideration years of service by vesting a percentage immediately. For those with greater than 2 years of service as of December 31, 2002, 25% of their grant will be vested. For those with more than one year of service, but less than 2 years, 10% of their grant will be vested. The remainder will vest 1/48th per month of continuous service. No immediate vesting will apply to anyone with less than one year of service as of December 31, 2002.

        Currently, the grant of a Stock Appreciation Right or Stock Option is not a taxable event to the employee. Any payment made pursuant to the Stock Appreciation Right following a liquidity event, however, is taxable as ordinary income. Taxable income may also be realized upon exercise of a stock option.

        I will be happy now to open it up to questions. I will attempt to answer any questions you may have regarding the Exchange Offer or Stock Appreciation Rights in general.

        Q & A

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         Well that seems to be the extent of the questions today.

        A final reminder, should you want to participate in the Exchange Offer, please review the Exchange Offer documents, return the completed and signed Letter of Transmittal, using the information on your Statement of Options; and the Stock Appreciation Rights Agreement Signature Page to Shareholder Relations by fax or mail as soon as possible. The offer expires February 13, 2003.

        Should you have any other questions or need assistance with the exchange please contact me at 636-537-5744 or Janet Wendel at 636-537-5712.

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